Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In Thousands, Except Ratios)

	Twelve months	Twelve months	Twelve months	Three months	Three months
	Ended	Ended	Ended	Ended	Ended
	March 31,	December 31,	December 31,	March 31,	March 31,
	2009	2008	2007	2009	2008

Earnings: (1)
Net income (2)	$109,296	$111,136	$106,506	$56,173	$58,013
Income taxes	63,619	67,560	66,741	31,795	35,736
Equity in (income) losses of equity investees, net of distributions	-	-	-	-	-
Fixed Charges (See below) (3)	78,550	80,611	81,145	18,838	20,899
Less: Preferred stock dividend	-	-	-	-	-
Total adjusted earnings	$251,465	$259,307	$254,392	$106,806	$114,648
Fixed charges: (3)
Total interest expense	$77,809	$79,877	$80,576	$18,753	$20,821
Interest component of rents	741	734	569	85	78
Preferred stock dividend	-	-	-	-	-
Total fixed charges	$78,550	$80,611	$81,145	$18,838	$20,899

Ratio of earnings to fixed charges	3.2	3.2	3.1	5.7	5.5

1.    For the purposes of computing these ratios, earnings consist of pretax net income before income (losses) from equity investees, fixed charges, and less preferred stock dividends of consolidated subsidiaries.

2.    Net income, as defined, is before preferred stock dividend requirement of subsidiaries and cumulative effect of change in accounting principle.

3.    Fixed charges consist of total interest, amortization of debt discount, premium and expense, the estimated portion of interest implicit in rentals, and any preferred stock dividends of consolidated subsidiaries.